Creations, Inc.

c/o Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Office of Mergers and Acquisitions

Division of Corporation Finance

Attention: David Lin

July 14, 2020

Re:	Creations, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 3, 2020
CIK No. 0001795938

Ladies and Gentlemen:

On behalf of Creations, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (the “Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on February 12, 2020 (as amended, the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement on Form S-1 of the Company, filed on June 3, 2020 (the “Amendment No. 1”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on June 16, 2020 from the staff of the commission (the “Staff”).

Amendment No 1. to Draft Registration Statement on Form S-1

Special Note Regarding Forward-Looking Statements, page 11

1.	We note your revisions in response to comment 4. Please further revise to remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. As previously noted, the statutory safe harbor for forward-looking statements provided by these sections are not available to issuers of penny stock. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act..

Response: The Company respectfully acknowledges the Staff’s comment and has revised the language to remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. See page 11.

Selling Stockholders, page 12

2.	Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker- dealer. If any selling stockholder is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter

Response: One of the Selling Stockholders, Adam Breslawski is a principal of Oberon Securities, Inc. (“Oberon”) which is a registered broker-dealer. Mr. Breslawski purchased his securities on the same terms as all other investors and represented that he was purchasing such shares and warrants for investment purposes. Neither Mr. Breslawski or Oberon had any role in the the private placement nor do they have any agreement or understanding to act as an underwriter in the offering of shares being registered in the registration Statement. Accordingly, we respectfully believe that Mr. Breslawski is not acting as a statutory underwriter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview - Results of Operations for the Fiscal Years Ended December 31, 2019 and 2018 General and Administrative Expenses, page 15

3.	Please revise your next amendment to break out the material components of general and administrative (G&A) expenses. Please discuss any material trends between periods in MD&A related to individually-material line items within G&A expenses.

Response: The Company respectfully acknowledges the Staff’s comment and has provided in Amendment No. 2 a break out of the material components of general and administrative (G&A) expenses for the respective periods..

4.	We note your response to comment 8. However, we are unable to locate your revisions in response to the comment. Please revise or advise

Response: The Company respectfully acknowledges the Staff’s comment and has included on page 15in Amendment No. 2 the revisions requested by the Staff.

Business, page 17

5.	We note your revised disclosure in response to comment 9, which states that your investment portfolio manager license “will expire if [you] do not maintain compliance with ISA guidelines.” Please further revise to briefly describe such guidelines. In addition, noting your disclosure that the license terms require you to “have proper Professional Liability Insurance,” please quantify the amount of your professional liability insurance coverage and discuss the types of liability you could incur.

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure on page 17 in Amendment No. 2 to address the Staff’s comment.

6.	On page 18, please define the term “Israeli SEC” at its first use.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the term “Israeli SEC” and replaced it with the appropriate authority in Amendment No. 2.

Executive Compensation, page 22

7.	We note your revisions in response to comment 15. In this regard, we note that you have disclosed certain target thresholds related to your total AUM at the end of each quarter for 2020 and 2021. Please further revise to disclose the target thresholds that were used to calculate bonuses for 2018 and 2019, consistent with the fiscal years disclosed in your summary compensation table.

Response: The Company respectfully acknowledges the Staff’s comment and apologizes for this discrepancy. The Company notes that it did not have target thresholds that were used to calculate bonuses for 2018 and 2019. However, the Company has reflected on page 22 in Amendment No. 2 how bonuses will be calculated for 2020 and 2021.

Plan of Distribution, page 25

8.	We note your response to comment 20, which acknowledges your understanding of Item 512(a)(1)(iii) of Regulation S-K. Please note that the undertaking in Item 512(a)(1)(iii) of Regulation S-K requires the company to undertake to file a post-effective amendment to include any material information relating to the plan of distribution not previously disclosed in the registration statement or any material change to such information. Please also revise your “Plan of Distribution” disclosure consistent with this undertaking (e.g., to file a post-effective amendment to the registration statement identifying any broker-dealers or agents and related compensation arrangements, as applicable).

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested undertaking. Language in the Distribution section.

Report of Independent Registered Accounting Firm, page F-2

9.	Please revise your next amendment to include a signed and dated audit report as required by Rule 2-02 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has provided a signed and dated audit report as required by Rule 2-02 of Regulation S-X in Amendment No. 2.

General

10.	We note your response to comment 32. However, we are unable to locate the revisions referenced in your response. Therefore, we reissue the comment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the par value to $0.0001 in the calculation of registration fee table and elsewhere in Amendment No.2 for consistency.

11.	We note your revisions in response to comment 34. Please be advised that your financial statements should be included as part of your prospectus and should appear prior to outside back cover page. Please revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has included the financial statements as part of the prospectus so they appear prior to the outside back cover page in Amendment No.2.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact our counsel, [Arthur Marcus] with any questions or comments regarding this correspondence.

Sincerely,

/s/ Guy Nissenson

cc:	Arthur Marcus, SRF LLP (via email)
Guy Nissenson, Creations, Inc. (via email)